UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 13

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEHL COMPANY

(Name of Subject Company (Issuer))

Tenedor Corporation

and

Manitou BF S.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

Marcel Claude Braud

Bruno Fille

Manitou BF S.A.

Tenedor Corporation

Z1 430 Route l’Aubiniere

BP 249

Ancenis Cedex, France 44158

+33 (2) 40-09-10-11

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ethan A. Klingsberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$328,968,630	$12,928.47

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,713,667 shares of common stock, par value $0.10 per share, of Gehl Company outstanding on a fully diluted basis as of August 31, 2008, consisting of: (a) 12,135,737 shares of common stock issued and outstanding, plus (b) 577,930 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options that are exercisable at amounts below the offer price, less (ii) 1,748,046 shares of common stock beneficially owned by the offerors that will not be tendered, and (iii) the tender offer price of $30.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,928.47	Filing Party: Tenedor Corporation and Manitou BF S.A.
Form or Registration No.: Schedule TO	Date Filed: September 8, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 13 to Schedule TO (this “Amendment No. 13”) amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement initially filed with the Securities and Exchange Commission on September 8, 2008 on Schedule TO, as previously amended (the “Schedule TO”). This Amendment No. 13 and the Schedule TO relate to the offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”) and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2008 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 13 and Schedule TO also relate to the Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and a subsidiary of Parent.

This Amendment No. 13 is being filed on behalf of Parent and Purchaser to amend and supplement Items 1, 4, 8 and 11 of the Schedule TO and to amend and supplement the exhibit index in order to file additional material as an exhibit to the Schedule TO.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

The subsequent offering period expired at 12:00 p.m. (noon), New York City time, on Friday, October 24, 2008.

On October 24, 2008, Parent issued a press release announcing that a total of 9,752,734 Shares were validly tendered and not withdrawn prior to the expiration of the subsequent offering period, representing, when taken together with the 1,748,046 Shares already owned by Parent, approximately 95.3% of the outstanding and fully diluted Shares of the Company. Purchaser has accepted for payment all of the Shares validly tendered in the Offer and the subsequent offering period.

After the transfer of 1,102,973 Shares from Parent to Purchaser, Purchaser’s ownership of the common stock of the Company will exceed the 90% required to effect a short-form merger of Purchaser with and into the Company under Wisconsin law. Purchaser expects to effect the short-form merger as soon as practicable, subject to the satisfaction or waiver of the conditions to the merger, without the need for a meeting of the Company’s shareholders. In the merger, Purchaser will acquire all other Shares (other than those as to which holders properly exercise appraisal rights, if any are available) at the same $30.00 per Share price, without interest and less any required withholding taxes, that was paid in the Offer. As a result of the merger, the Company will become a wholly-owned subsidiary of Parent and, following the merger, the Shares will be delisted from The Nasdaq Stock Market.

Item 12 is amended and supplemented to include the following exhibit:

(a)(1)(Q)	Text of Press Release issued by Parent, dated October 24, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Manitou BF S.A.

By:	/s/ Bruno Fille
Name: Bruno Fille Title: Executive Vice President

Tenedor Corporation

By:	/s/ Bruno Fille
Name: Bruno Fille Title: Executive Vice President

Dated: October 24, 2008

EXHIBIT INDEX

(a)(1)(Q)	Text of Press Release issued by Parent, dated October 24, 2008